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SECURITIES   .SSION
Washington, D.C. 20549   C

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48506

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____11/01/08_____ AND ENDING _____10/31/09_____
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Douglas Scott Securities, Inc.

	OFFICIAL USE ONLY
	FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 West Renner Rd., Suite 480
_____
(No. and Street)

Richardson   Texas   75082
_____(City)_____   _____(State)_____   _____(Zip Code)_____

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
_____
(Name – if individual, state last, first, middle name)

14175 Proton Rd.   Dallas   TX   75244
_____(Address)_____   _____(City)_____   _____(State)_____   _____(Zip Code)_____

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Eric Keltner__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Douglas Scott Securities, Inc.__ , as of __October 31__ , 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEATHER MARIE MENDOZA
Notary Public, State of Texas
My Commission Expires
May 30, 2011

_____
Signature

__Chief Compliance Officer__
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DOUGLAS SCOTT SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED OCTOBER 31, 2009

DOUGLAS SCOTT SECURITIES, INC.

CONTENTS



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Douglas Scott Securities, Inc.

We have audited the accompanying statement of financial condition of Douglas Scott Securities, Inc., as of October 31, 2009, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Douglas Scott Securities, Inc. as of October 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
December 14, 2009

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

DOUGLAS SCOTT SECURITIES, INC.
Statement of Financial Condition
October 31, 2009

ASSETS

Cash and cash equivalents	$	40,862
Advances to employees		4,101
Federal income tax receivable - current		9,062
	$	54,025

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accrued liabilities	$	94
		94

Stockholders' equity

Common stock, 100,000 shares authorized with $.01 par value, 1,000 shares issued and outstanding	10
Additional paid in capital	20,890
Retained earnings	33,031
Total stockholders' equity	53,931
$ 54,025	

The accompanying notes are an integral part of these financial statements.

DOUGLAS SCOTT SECURITIES, INC.
Statement of Income
For the Year Ended October 31, 2009

Revenues

Profits from underwriting and selling groups	$ 322,562
Reimbursement income	190,651
Realized and unrealized gain (loss) on securities	(1,285)
	511,928

Expenses

Salaries and compensation	471,852
Communications	9,869
Occupancy and equipment costs	3,018
Promotional	22
Regulatory fees and expenses	37,276
Other expenses	31,429
	553,466

Net loss before income taxes	(41,538)
Income tax – current	(2,433)
Net Loss	$ (43,971)

The accompanying notes are an integral part of these financial statements.

DOUGLAS SCOTT SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended October 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at October 31, 2008	$ 10	$ 20,890	$ 77,002	$ 97,902
Net loss			(43,971)	(43,971)
Balances at October 31, 2009	$ 10	$ 20,890	$ 33,031	$ 53,931

The accompanying notes are an integral part of these financial statements.

DOUGLAS SCOTT SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended October 31, 2009

Balance, at October 31, 2008	$	-0-
Increases		-0-
Decreases		-0-
Balance, at October 31, 2009	$	-0-

The accompanying notes are an integral part of these financial statements.

DOUGLAS SCOTT SECURITIES, INC.
Statement of Cash Flows
For the Year Ended October 31, 2009

Cash flows from operating activities

Net loss	$ (43,971)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Amortization and depreciation	12
Unrealized and realized loss on securities	1,285
Change in assets and liabilities	
Increase in advances to employees	(3,066)
Decrease in federal income tax receivable - current	553
Decrease in federal income tax receivable - deferred	1,880
Decrease in accrued liabilities	(92)
Net cash provided (used) by operating activities	(43,399)

Cash flows from investing activities

Proceeds from sale of securities	50,369
Net cash provided (used) by investing activities	50,369

Cash flows from financing activities

Net cash provided (used) by financing activities	-0-
Net increase in cash and cash equivalents	6,970
Cash and cash equivalents at beginning of year	33,892
Cash and cash equivalents at end of year	$ 40,862

Supplemental schedule of cash flow information

Cash paid during the year for:

Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 -   Accounting Policies Followed by the Company

Douglas Scott Securities, Inc., (the "Company"), is a direct participation broker-dealer registered with the Securities and Exchange Commission under (SEC) Rule 15c3-3(k)(2)(i). Substantially all the Company's underwriting revenue of $322,562 is generated through the sale of oil and gas development programs for Hill Country Exploration, Inc., ("Affiliate"). The Company's customers are located throughout the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Security transactions are recorded on a trade date basis. Securities are carried at market value and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

On December 30, 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FIN 48-3, "*Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities*" which permits the Company to defer the implementation of FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" ("FIN 48") until its fiscal year beginning November 1, 2009. FIN 48 clarifies that management is expected to evaluate an income tax position taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements. FIN 48 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. The Company has elected to defer the implementation of FIN 48 while the FASB develops guidance on the application of FIN 48 by pass-through entities and amends the disclosure requirements for FIN 48 for nonpublic enterprises.

Note 1 -   Summary of Significant Accounting Policies, continued

Management evaluates income tax positions based on a predetermined threshold of whether the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company has defined cash and cash equivalents as highly liquid investments that are not held for sale in the ordinary course of business.

Fair Value Measurements

Effective November 1, 2008, the Company adopted Statement No. 157, *Fair Value Measurements,* which provides a framework for measuring fair value under generally accepted accounting principles. Statement No. 157 applies to all financial instruments that are being measured and reported on a fair value basis.

As defined in Statement No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

DOUGLAS SCOTT SECURITIES, INC.
Notes to the Financial Statements
October 31, 2009

Note 1 -   Summary of Significant Accounting Policies, continued

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended October 31, 2009, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of highly liquid investments are held in cash and cash equivalents, deemed to be a Level 1 investment.

Note 2 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At October 31, 2009, the Company had net capital of approximately $38,391 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .002 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 -   Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 5 -   Income Tax

At October 31, 2009 the Company had a net operating loss carry forward of $40,595 that can offset future taxable income through 2029.

Note 6 -   Related Party Transactions

The Company and its Affiliate are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

Note 6 -	Related Party Transactions, continued

The Company has a reimbursement agreement with Affiliate in which the Company receives reimbursements for certain out of pocket costs. The Company received $190,651 reimbursements during the fiscal year ended October 31, 2009. Under an exclusive marketing agreement, the Affiliate provides the Company various general and administrative expenses, such as, telephone service, office supplies, equipment servicing and maintenance, etc.

Note 7 -	401(k) Plan

The Company maintains a profit sharing/401(k) plan covering all eligible employees. The Company has elected not to make any profit sharing plan contribution for the current fiscal year. The Company does not make matching contributions to the 401(k) plan.

Note 8 -	Subsequent Events

In preparing the accompanying financial statements, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 165, "Subsequent Events", the Company has reviewed events that have occurred after October 31, 2009 through December __, 2009, the date the financial statements were available to be issued. During this period, the Company did not have any material subsequent events.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of

October 31, 2009

DOUGLAS SCOTT SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of October 31, 2009

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital		$ 53,931
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		53,931
Deductions and/or charges		
Non-allowable assets:		
Advances to employees	$ 4,101	
Federal income tax receivable - current	9,062	(13,163)
Net capital before haircuts on securities positions		40,768
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		(2,377)
Net capital		$ 38,391

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accrued expense	$ 94
Total aggregate indebtedness	$ 94

DOUGLAS SCOTT SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of October 31, 2009

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total
   aggregate indebtedness) $ 6

Minimum dollar net capital requirement of
   reporting broker or dealer $ 5,000

Net capital requirement (greater of above two
   minimum requirement amounts) $ 5,000

Net capital in excess of required minimum $ 33,391

Excess net capital at 1000% $ 38,382

Ratio: Aggregate indebtedness to net capital   .002 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

DOUGLAS SCOTT SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of October 31, 2009

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended October 31, 2009



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

<u>INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5</u>

Board of Directors
Douglas Scott Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of Douglas Scott Securities, Inc. (the Company), as of and for the year ended October 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
December 14, 2009

Douglas Scott Securities, Inc.

Independent Auditor's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended October 31, 2009



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL
ASSESSMENT REQUIRED BY SEC RULE 17a-5

Board of Directors
Douglas Scott Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended October 31, 2009, which were agreed to by Douglas Scott Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Douglas Scott Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Management is responsible for Douglas Scott Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements records entries (cash disbursements journal) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended October 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended October 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
December 14, 2009

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048506 FINRA OCT

DOUGLAS SCOTT SECURITIES INC

101 WEST RENNER RD STE 480

RICHARDSON, TX 75082

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Eric Keltner / (972)235-8468 x-1

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 860.70

   B. Less payment made with SIPC-6 filed (exclude interest) (150.00)

   5/27/09
   Date Paid

   C. Less prior year overpayment applied (Ø)

   D. Assessment balance due or (overpayment) Ø

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum Ø

   F. Total assessment balance and interest due (or overpayment carried forward) $ Ø

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 710.70

   H. Overpayment carried forward $(N/A)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Douglas Scott Securities, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 16th day of November, 20 09.

EVP, Chief Compliance Office
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending Oct. 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 353,354.87

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   N/A

(2) Net loss from principal transactions in securities in trading accounts.   N/A

(3) Net loss from principal transactions in commodities in trading accounts.   N/A

(4) Interest and dividend expense deducted in determining item 2a.   N/A

(5) Net loss from management of or participation in the underwriting or distribution of securities.   N/A

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   N/A

(7) Net loss from securities in investment accounts.   N/A

Total additions   353,354.87

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   N/A

(2) Revenues from commodity transactions.   N/A

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   N/A

(4) Reimbursements for postage in connection with proxy solicitation.   N/A

(5) Net gain from securities in investment accounts.   9074.41

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   N/A

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   N/A

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   N/A

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ N/A

Enter the greater of line (i) or (ii)   0

Total deductions   9074.41

2d. SIPC Net Operating Revenues $ 344,280.46

2e. General Assessment @ .0025 $ 860.70

(to page 1 but not less than $150 minimum)

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